SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of march, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held Company

MINUTES OF THE REGULAR AND SPECIAL SHAREHOLDERS’ MEETINGS HELD ON MARCH 18, 2009.

1. DATE, TIME AND PLACE OF THE MEETINGS: Regular and Special Shareholders’ Meetings convened and instated on March 18, 2009, at 03:00 p.m., in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários.

2. CALL NOTICE: First call notice published in the State of Minas Gerais Official Gazette (pages 48, 58 and 41, respectively) in the issues of February 17, 18 and 19, 2009 and in Valor Econômico (pages B9, C14 and A6, respectively), in the issues of February 17, 18 and 19, 2009.

 3. AGENDA:

Of the Regular Shareholders Meeting

(a) To review the Management’s Report, examine, discuss and vote the financial statements for fiscal year ended on December 31, 2008;
(b) To resolve on the allocation of the profit for the fiscal year ended on December 31, 2008 and the distribution of dividends, as well as on the capital budget proposal prepared for purposes of article 196 of Law no. 6.404/76;
(c) To elect the members of the Statutory Audit Committee;
(d) To set the annual overall compensation of the directors and officers and the individual compensation of the members of the Statutory Audit Committee for fiscal year 2009;

Of the Special Shareholders Meeting:

(e) to amend the wording of article 5 of the Bylaws, as proposed by the Board of Directors at the meetings held on November 12, 2008 and on February 12, 2009, when the increase of the capital stock of the Company was confirmed;
(f) to restate the Bylaws of the Company.

4. ATTENDANCE: The meetings were attended by shareholders representing more than two thirds (2/3) of the voting capital of the Company, as shown by the signatures appearing in the Shareholders Attendance Book, as well as by Mr. Marcus Roger Meireles Martins da Costa – Human Resources Officer of the Company, by Mr. Rogério Magalhães, representing Ernst & Young Auditores Independentes S.S., and by Mrs. Fabiana Faé Vicente Rodrigues, representing the Statutory Audit Committee.

5. CHAIRMANSHIP OF THE MEETING: Breno Rodrigo Pacheco de Oliveira – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

6. RESOLUTIONS: Starting with the works of the meeting, the Chairman explained that the minutes of the meeting would be drawn-up as a summary of the facts, containing just a transcript of the resolutions adopted, as permitted in article 130, §1 of the Joint-Stock Companies Act (“Lei das S.A.”), and informed that the documents or proposals, vote statements or dissenting votes concerning the matters of the agenda should be submitted in writing to the Chair of the Meeting, which, for such purpose, would be represented by the Secretary of the Meeting.

6.1. As for item “a” of the Agenda, the Chairman of the Meeting informed that the documents relating to the management’s accounts were available to the shareholders, comprising: the Management Report, the Financial Statements accompanied by the Independent Auditor’s Opinion and the Statutory Audit Committee’s Opinion, all of them referring to the fiscal year ended on 12.31.2008. Following, it was proposed and accepted by the attendees that the reading of the referred documents should be waived, since such documents were fully known to all of them, having been published, in compliance with legal provisions, in the State of Minas Gerais Official Gazette (pages 102 to 110) and in Valor Econômico (pages A39 to 44) in the issues of February 13, 2009, and publication of the “erratum” in the above mentioned newspapers in the issues of February 18, 2009. Upon being submitted to discussion and, subsequently, to voting, the matter contained in this item “a” of the Agenda, namely, the Management Report, the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion for fiscal year ended on 12.31.2008 was expressly resolved and approved, in full, without any restriction or qualification whatsoever.

6.2. As for item “b” of the Agenda, the Chairman of the Meeting submitted the matter to discussion and voting, with the Proposal for Allocation of Profit for Fiscal Year ended on 12/31/2008 having been fully approved by unanimous vote of the shareholders attending the meeting, with shareholders Polo FIA and Polo Norte Fundo de Investimento Multimercado having refrained themselves from voting. In consequence of such approval, it has been expressly resolved that the allocation of the Net Profit for the Fiscal Year, in the amount of two hundred and sixty-one million, forty thousand, seven hundred and forty-three reais and seven cents (R$261,040,743.07), shall be as follows:

Net Profit for the Year	261,040,743.07
Allocation to Legal Reserve	(13,052,037.15)
Calculation Basis for Dividends	247,988,705.92
Interest on Own Capital (gross)	(13,606,874.00)
LLA (Adjusted Net Profit) Balance 2008	234,381,831.92
Total dividends to be distributed	234,381,831.92
Total dividends + JSCP (Interest on Own Capital) to be distributed (gross)	247,988,705.92
Total dividends + JSCP to be distributed (net)	245,947,674.82
Net Profit Balance	0

6.2.1. LEGAL RESERVE

In conformity with article 193 of Law 6404/76, five per cent (5%) of the Net Profit are required to be allocated to the Legal Reserve, in the amount of thirteen million, fifty-two thousand, thirty-seven reais and fifteen cents (R$13,052,037.15).

6.2.2. DIVIDENDS AND INTEREST ON OWN CAPITAL

In compliance with the provisions in articles 11, 41, 42 and 43 of the Company’s Bylaws, in items I, II, III of article 202, of Law 6404/76, and with due regard to instructions of the Brazilian Securities and Exchange Commission – CVM, this Management has proposed the approval of the payment of dividends in the amount of two hundred and forty-five million, nine hundred and forty-seven thousand, six hundred and seventy-four reais and eighty-two cents (R$ 245,947,674.82).

Such dividends, declared on the basis of the 2008 closing balance sheet to the holders of common and preferred shares, is made up by interest on the own capital, deducted in conformity with article 9 of Law 9249/95, in the amount of one thirteen million, six hundred and six thousand, eight hundred and seventy-four reais (R$ 13,606,874.00) which, net of withholding income tax, results in eleven million, five hundred and sixty-five thousand, eight hundred and forty-two reais and ninety cents (R$ 11,565,842.90), and dividends in the amount of two hundred and thirty-four million, three hundred and eighty-one thousand, eight hundred and thirty-one reais and ninety-two cents (R$ 234,381,831.92), as shown below:

Interest on Own Capital, Gross	13,606,874.00
(-) Withholding Income Tax	(2,041,031.10)
Net Amount of Interest Deducted from Dividends	11,565,842.90
Dividends	234,381,831.92
Net Dividends / JSCP	245,947,674.82

The Distribution of JSCP is shown as follows:

Interest on Own Capital per share in R$	Amount
Interest on Own Capital. Gross	13,606,874.00
(-) Withholding Income Tax	(2,041,031.10)
Net Amount of Interest Deducted from Dividends	11,565,842.90

Number of common and preferred Shares	36,877,361
Interest on Own Capital per Share (gross)	0.368976348388
Interest on Own Capital per Share (net of withholding income tax - IRRF)	0.313629896130

The distribution of Dividends is shown as follows:

Dividend – R$	234,381,831.92
Common Shares – R$	85,586,373.09
Preferred Shares – R$	148,795,458.83

Dividend in R$ per share	Amount
Number of common Shares	13,466,059
Number of preferred Shares (excluding treasury shares)	23,411,302
PN Shares	6.355710537964
ON Shares	6.355710537964

This amount results in an aggregate of JSCP plus net dividends of R$ 6.669340434094 per common or preferred share.

Although it is stated in the Management’s proposal that the amounts referring to Dividends and Interest on Own Capital shall be paid on March 25, 2009, due to administrative matters, the shareholders attending the meeting have approved by unanimous vote, except for shareholders Polo FIA and Polo Norte Fundo de Investimento Multimercado, which have refrained themselves from voting, that the amounts referring to Dividends and Interest on Own Capital shall be paid until March 30, 2009.

6.2.3. PROPOSALS FOR CHANGE OF THE ACCOUNTING OF THE REMAINING BALANCE OF THE EXPANSION RESERVES OF PRIOR FISCAL YEARS

The majority of the shareholders attending the meeting, with the dissenting vote of shareholders Polo FIA and Polo Norte Fundo de Investimento Multimercado, approved the proposal of the Company’s Management to determine the retention of the Profit for CAPEX for the current fiscal year, the retained amount being one hundred and fifteen million, six hundred and forty-two thousand, five hundred and eighty reais and seventy-three cents (R$ 115,642,580.73), confirmed by the AGO (General Shareholders’ Meeting) held on 03/28/2008, which was posted to the Expansion Reserve by the end of fiscal year 2008, as follows:

Retained Earnings withheld for covering the Capital Budget until 2010	115,642,580.73
Posting to the Expansion Reserve of the capital budget amount approved at the AGO held on 03/28/2008	(115,642,580.73)

Thus, the amount of one hundred and fifteen million, six hundred and forty-two thousand, five hundred and eighty reais and seventy-three cents (R$ 115,642,580.73) shall be posted to the expansion reserve account.

6.2.4. TRANSFERS OF THE BALANCE IN THE RETAINED EARNINGS ACCOUNT TO THE EXPANSION RESERVE ACCOUNT

The majority of the shareholders attending the meeting, with the dissenting vote of shareholders Polo FIA and Polo Norte Fundo de Investimento Multimercado, approved the proposal of the Management of the Company to transfer the balance in the retained earnings account to the expansion reserve account, in the amount of four hundred million, seven hundred and twenty-seven thousand, eight hundred and seventy-five reais and sixty-seven cents (R$ 400,727,875.67), for supplementing part of the capital budget proposed for fiscal year 2009, as shown below:

Balance as of 12/31/2007 after adjustments as set forth in Law 11.638	516,370,456.40
Posting to the Expansion Reserve account of the capital budget amount approved at the AGO held on 03/28/2008	(115,642,580.73)
Transfer of the Balance to the Expansion Reserve account	(400,727,875.67)

6.2.5. CAPITAL BUDGET

In compliance with the provisions in paragraph 2 of article 196 of Law no. 6404/76, the Company’s Capital Budget for year 2009, in the amount of four hundred and seven million, six hundred and ninety-one thousand, five hundred and eighty-nine reais and fifty-one cents (R$ 407,691,589.61) was submitted to the Meeting and approved by the majority of the shareholders attending the meeting, with the dissenting vote of Polo FIA and Polo Norte Fundo de Investimento Multimercado, which budget will be funded from the sources indicated below, having been approved by the Board of Directors at the meeting held on 02/12/2009, the total of which corresponds to the consolidated budget of Telemig Celular S.A..

Funding Sources:
 Retained Earnings Account Balance                                         R$          400,727,875.67
 Own/third parties’ funds                                                             R$           6,963,713.84

6.3. As for item “c” of the Agenda, which refers to the election of members of the Statutory Audit Committee, due to the expiration of the term of office thereof, after the nominations were duly received by the Presiding Board and votes were counted, the following members were elected to the Statutory Audit Committee of the Company: I) By the holders of preferred shares representing 12.44% of this kind, whose votes were cast by shareholders represented by attorney-in-fact Mr. George Washington Tenório Marcelino, at a separate voting, as Permanent Member, Mr. Cláudio José Carvalho de Andrade, Brazilian, married, business manager, bearer of identity card nº 4.408.508 SSP/BA and enrolled with the CPF under nº 595.998.045-20, with business address at Rua Ataulfo de Paiva, 204, 10º. Andar, Leblon, Rio de Janeiro and as his deputy member, Mr. Carlos Eduardo Parente de Oliveira Alves, Brazilian, married, production engineer, bearer of identity card RG nº 106.390.34-7 – IFP/RJ and enrolled with the CPF/MF under nº 079968627-10, with business address at Rua Ataulfo de Paiva, 204, 10º. Andar, Leblon, Rio de Janeiro; II) In compliance with the provisions in the law and in the Company’s bylaws as regards election, in separate, of the minority representatives for the Statutory Audit Committee, it was found out in the Register of Attendance that the percentage of minority shareholders attending the meeting did not reach the minimum 10% of the shares of that kind, as provided for in letter “a”, paragraph 4, article 161, of Law no. 6404/76; III) The Chairman informed that Mr. Norair Ferreira do Carmo, member of the Statutory Audit Committee, will not be reelected, and withdraws himself from said Committee. The Chairman caused thanks to be recorded in these minutes to Mr. Norair Ferreira do Carmo for his excellent and dedicated contribution to the Company. Therefore, the following ladies were reelected by general and unanimous vote of holders of common shares attending the meeting, as Permanent Members; Paula Bragança França Mansur, Brazilian, married, economist, bearer of identity card  RG nº 3.774.477, SSP/MG, enrolled with the CPF/MF under nº 706.845.966-87, resident and domiciled in the city of São Paulo-SP, with business address at  Rua Martiniano de Carvalho, 851,12º andar, Bela Vista, São Paulo-SP, CEP 01321-001, and Fabiana Faé Vicente Rodrigues, Brazilian, single, lawyer, bearer of identity card  RG nº 21.321.225, SSP/SP, enrolled with the CPF/MF under nº 177.777.148-05, resident and domiciled in the city of São Paulo-SP, with business address at  Av. Brigadeiro Faria Lima, 2277, 15º andar, conjunto 1503, Jardim Paulistano, São Paulo-SP, CEP 01452-000, and as respective deputy members, Messrs.Ademir José Mallmann, Brazilian, married, accountant, bearer of identity card RG nº 5003746525 SSP/RS, enrolled with the CPF/MF under nº 263.873.010-68, resident and domiciled in the city of  São Paulo, State of São Paulo, with business address at  Rua Martiniano de Carvalho, 851, 17º andar, Bela Vista, São Paulo-SP, CEP 01321-001, and João Renato Pierre, Brazilian, single, B.S. of Accounting Sciences, bearer of identity card RG n.º 8.357.921 SSP/SP, enrolled with the CPF/MF under n.º 775.985.398-07, resident and domiciled in the city of  São Paulo, State of São Paulo, with business address at  Av. Brigadeiro Faria Lima, 2277, 15º andar, conjunto 1503, Jardim Paulistano, São Paulo-SP, CEP 01452-000. The term of office of all the members of the Statutory Audit Committee now reelected shall begin on this date and shall end on the date of the 2010 General Shareholders’ Meeting, it being further recorded herein that none of the members now elected has incurred any legal prohibition whatsoever.

6.4. As for item “d” of the Agenda, which refers to the determination of the compensation of the Executive Officers, Directors and Members of the Statutory Audit Committee, it has been unanimously approved by the shareholders attending the meeting, with shareholders Polo FIA and Polo Norte Fundo de Investimento Multimercado refraining themselves from voting, that the annual overall compensation of the executive officers and directors of the Company shall be fixed at nine hundred and sixty-six thousand reais (R$ 966,000.00), it being incumbent upon the Board of Directors to distribute such compensation among the Directors and the Executive Officers. It has been further approved, by unanimous vote of the shareholders attending the meeting, that the individual compensation of the members of the Statutory Audit Committee shall be fixed at three thousand and nine hundred reais (R$ 3,900.00) monthly, in compliance with the provisions in Law no. 6404/76.

6.5. As for item “e” of the Agenda, by unanimous voting of the shareholders attending the meeting, with shareholders Polo FIA and Polo Norte Fundo de Investimento Multimercado refraining themselves from voting, the wording of article 5 of the bylaws shall be amended, as proposed by the Board of Directors at the meetings held on 11/12/2008 and 02/12/2009, in which the increase of the capital stock of the Company was approved, due to the capitalization of part of the special premium reserve corresponding to the tax benefit generated as a result of the corporate reorganization processes carried out in the past for such purpose in conformity with the terms in CVM Instruction no. 319/99, which article shall hereinafter read as follows:

“Art. 5 – The subscribed and fully paid-up capital stock is six hundred and twenty-three million, three hundred and fifty thousand, five hundred and seventy-seven reais and twenty-three cents (R$ 623,350,577.23), represented by thirty-seven million, four hundred and eighty-eight thousand, one hundred and forty-five (37,488,145) book-entry shares, of which thirteen million, six hundred and eighty-nine thousand and ninety-one (13,689,091) are common shares and twenty-three million, seven hundred and ninety-nine thousand and fifty-four (23,799,054) are preferred shares, all of them registered and with no face value.”

6.6. As for item “f” of the Agenda, the shareholders attending the meeting approved, by unanimous vote, with shareholders Polo FIA and Polo Norte Fundo de Investimento Multimercado having refrained themselves from voting, the restatement of the Bylaws of the Company, containing the amendment resolved herein, which Bylaws are attached hereto and made part of these minutes.

Since all the matters in the Agenda were thoroughly examined, the minutes of the meeting were read, approved and signed by the attendees. It has been further recorded that, in compliance with §2 of article 130 of Law 6404/76, these minutes will be published without the signatures of the representatives of the shareholders.

Signatures: Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; Bruno Angelo Indio e Bartijotto – Secretary of the Meeting; VIVO PARTICIPAÇÕES S.A. - by proxy, Breno Rodrigo Pacheco de Oliveira; Norges Bank (HSBC Corretora de Títulos e Valores Mobiliário S.A) - by proxy, George Washington Tenório Marcelino; Claritas Long Short FIM; Claritas Hedge 30 FIM Longo Prazo; Claritas Hedge FIM Longo Prazo; Portfólio Brazil LLC; Equities SPC LLC; Brazil Private Equity Investments LLC (Credit Suisse Hedging – Griffo Corretora de Valores S.A.) - by proxy, George Washington Tenório Marcelino; American Airlines, INC. Master Fixed Benefit Trust; Artha Master Fund LLC; Ford Motor Company Defined Benefit Master Trust; Tax-Efficient Structured Emerging; The Monetary Authority of Singapore; USAA Emerging Markets Fund; The Future Fund Board of Guardians (Citibank N.A.) - by proxy, George Washington Tenório Marcelino; Polo Norte Fundo de Investimento Multimercado - by proxy, George Washington Tenório Marcelino; Vinson Fund LLC - by proxy, George Washington Tenório Marcelino; Polo FIA - by proxy, George Washington Tenório Marcelino.

I hereby certify that this is a faithful copy of the minutes of the General and Special Shareholders’ Meetings held on March 18, 2009, which were drawn-up in the proper book.

Bruno Angelo Indio e Bartijotto
Secretary of the Meeting – OAB/SP 238.766

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.